Mail Stop 4561

June 28, 2006

Mr. Lawrence E. Kreider
Chief Financial Officer
Affordable Residential Communities, Inc.
7887 East Belleview Avenue
Suite 200
Englewood, CO 80111

Re: **Affordable Residential Communities, Inc.**
                Form 10-K for the Year Ended December 31, 2005
                Filed March 22, 2006
                File No. 001-31987

Dear Mr. Kreider:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Comparison of the Year Ended December 31, 2005 to December 31, 2004, pages 50 – 55

Cost of Manufactured Homes Sold, page 51

1. Please tell us what consideration you gave to performing an impairment analysis on manufactured home inventory in light of the fact that for the years ended December 31, 2005 and 2004, you recognized a gross margin loss on sales of manufactured homes.

Same Communities Tables, pages 54 – 55

2. Please provide a detailed description of your methodology for allocating all revenues and other expenses on a same communities basis. Additionally, please provide your basis for excluding certain revenue and expenses from same communities net income as described in notes (c) through (f).

Note 1 – Business, Basis of Presentation and Summary of Significant Accounting Policies, pages F-9 – F-17

Restricted Cash and Loan Reserves, page F-11

3. We note that you revised your statement of cash flows to reclassify cash flows related to restricted cash and loan reserves from financing activities to investing activities. Please describe your basis for these reclassifications. Also, tell us what consideration you gave to labeling your statements of cash flows as "restated" and including an explanatory footnote in your financial statements.

Stock Grants, pages F-15 – F-16

4. We note your disclosure that you have recorded no liability related to warrants issued on August 9, 2000 due to the fact that as of December 31, 2005, your stock price was significantly below the exercise price of these warrants. Despite this, please tell us what consideration you gave to valuing these warrants using a valuation model such as the Black-Scholes pricing model and recognizing a corresponding liability. Please also explain how you concluded that the warrants would be classified as a liability if they did have value.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief